FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 21, 2014

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AUO will attend “17th Annual Credit Suisse Asian Investment Conference””, dated March 21, 2014.

2.	Taiwan Stock Exchange filing entitled, “To announce the differences for consolidated financial statements prepared in accordance with Taiwan IFRS and IFRS for the year of 2013”, dated March 21, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 21, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1
AU Optronics Corp.
March 21, 2014
English Language Summary

Subject:	AUO will attend “17th Annual Credit Suisse Asian Investment Conference”

Regulation:	Published pursuant to Article 2-12 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Contents:

1.Date of the investor conference:2014/03/26~2014/03/27

2.Time of the investor conference:09:30

3.Location of the investor conference: Conrad Hotel Hong Kong

4.Brief information disclosed in the investor conference:

To brief AUO's operating and financial results based on the information released at 4Q2013 investor conference.

5.The presentation of the investor conference release:

 Please refer to MOPS or AUO's website for 4Q2013 investor conference presentation.

6.Will the presentation be released in the Company’s website:

http://auo.com/

7.Any other matters that need to be specified: None.

Item 2

AU Optronics Corp.
March 21, 2014
English Language Summary

Subject:	To announce the differences for consolidated financial statements prepared in accordance with Taiwan IFRS and IFRS for the year of 2013

Regulation:	Published pursuant to Article 2-47 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Contents:

1.Date of occurrence of the event:2014/03/21

2.Cause of occurrence:

To announce the differences for consolidated financial statements prepared in accordance with Taiwan IFRS and IFRS for the year of 2013

3.Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):
Since 2013, AUO has prepared its consolidated financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the ROC Financial Supervisory Commission (“Taiwan IFRS”), and filed it with the Taiwan Securities and Futures Bureau. In addition, since 2013, AUO has prepared its consolidated financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and filed it with the US Securities and Exchange Commission.

(1)Under Taiwan IFRS, AUO reported consolidated net profit attributable to stockholders of the parent company of NT$4,180,376 thousand, total comprehensive income attributable to stockholders of the parent company of NT$6,355,154 thousand, basic and diluted earnings per share, net of tax, of NT$0.45 and NT$0.44, respectively, for the year ended December 31, 2013; consolidated total assets of NT$492,242,851 thousand, consolidated total liabilities of NT$313,896,982 thousand, non-controlling interests of NT$14,036,520 thousand, and equity attributable to stockholders of the parent company of NT$164,309,349 thousand as of December 31, 2013.

(2)Under IFRS, AUO reported consolidated net profit attributable to stockholders of the parent company of NT$3,804,142 thousand, total comprehensive income attributable to stockholders of the parent company of NT$6,367,518 thousand, basic and diluted earnings per share, net of tax, of NT$0.41 and NT$0.40, respectively, for the year ended December 31, 2013; consolidated total assets of NT$464,835,935 thousand, consolidated total liabilities of NT$311,845,715 thousand, non-controlling interests of NT$14,036,520 thousand, and equity attributable to stockholders of the parent company of NT$138,953,700 thousand as of December 31, 2013.

(3)The differences between Taiwan IFRS and IFRS followed by AUO mainly come from 10% tax on undistributed earnings, recognition of deferred tax assets, recognition of provisions and impairment assessment of intangible assets, etc.

4.Any other matters that need to be specified:

For more details, please refer to AUO’s annual report on Form 20-F at:

http://auo.com/?sn=161&lang=en-US